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COMPUTER HORIZONS CORP.

July 11, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Assistant Director
Re:	COMPUTER HORIZONS CORP. Registration Statement on Form S-4 Filed July 11, 2005 Commission File No. 333-125370

Dear Ms. Jacobs:

        Reference is made to the correspondence, dated June 28, 2005, of the Staff directed to Michael C. Caulfield, Esq., the General Counsel of Computer Horizons Corp. (the "Company"), in connection with the above-referenced registration statement. Pursuant to the Staff's request in such correspondence, on behalf of the Company, the undersigned acknowledges the following:

        (1)   the Staff's declaration of effectiveness of the Registration Statement on Form S-4 filed on July 11, 2005, does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-4 filed on July 11, 2005;

        (2)   the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-4 filed on July 11, 2005; and

        (3)   the Company may not assert Staff comments or the Staff's declaration of effectiveness of the Registration Statement on Form S-4 filed on July 11, 2005, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
COMPUTER HORIZONS CORP.
By:	/s/ MICHAEL J. SHEA
Name:	Michael J. Shea
Title:	Chief Financial Officer

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COMPUTER HORIZONS CORP.